PEAKSTONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,387
Adjustments to reconcile net income to net cash used by operating activities:		
Change in prepaid expenses and deposits		(1,645)
Change in accounts payable		(8,101)
Net Cash Used by Operating Activities		(7,359)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions		10,000
Net Cash Provided by Financing Activities		10,000
NET INCREASE IN CASH		2,641
Cash - December 31, 2015		31,864
CASH - DECEMBER 31, 2016	$	34,505

See Accompanying Notes